# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LAVA THERAPEUTICS N.V., CIK 0001840748
CUSIP: N51517105
Title of class of securities: Common shares, Euro 0.12 nominal value per share
Address of issuer's principal executive offices: Yalelaan 62, Utrecht, Netherlands (P7), 3584 CM
Date of event which requires filing of this statement: 10/15/2025
Filed by CIK 0001756335
Persons authorized to receive notices and communications: Edwin de Graaf, Cooperatieve Gilde Healthcare IV U.A., Stadsplateau 36, Utrecht P7, Netherlands (P7), 3521 AZ, 31 30 219 2565

## Reporting persons
- Cooperatieve Gilde Healthcare IV U.A. (CIK 0001756335): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 0; shared voting power 2,947,781; sole dispositive power 0; shared dispositive power 2,947,781; aggregate amount beneficially owned 2,947,781 (11.2% of the class)
- Gilde Healthcare IV Management B.V. (CIK 0001757508): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,947,781; sole dispositive power 0; shared dispositive power 2,947,781; aggregate amount beneficially owned 2,947,781 (11.2% of the class)
- Gilde Healthcare Holding B.V. (CIK 0001420106): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,947,781; sole dispositive power 0; shared dispositive power 2,947,781; aggregate amount beneficially owned 2,947,781 (11.2% of the class)
- Manapouri B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,947,781; sole dispositive power 0; shared dispositive power 2,947,781; aggregate amount beneficially owned 2,947,781 (11.2% of the class)
- Martemanshurk B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,947,781; sole dispositive power 0; shared dispositive power 2,947,781; aggregate amount beneficially owned 2,947,781 (11.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares, Euro 0.12 nominal value per share
Name of issuer: LAVA THERAPEUTICS N.V.
Address of issuer's principal executive offices: Yalelaan 62, Utrecht, Netherlands (P7), 3584 CM
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends the initial Statement on Schedule 13D filed on March 21, 2021, as amended by Amendment No. 1 filed on October 14, 2025 (as so amended, the "Schedule 13D"), relating to the common shares, nominal value Euro 0.12 per share ("Common Shares"), of LAVA Therapeutics N.V., a Netherlands corporation (the "Issuer"). This Amendment No. 2 reflects, among other things, the sales of Common Shares by Cooperatieve Gilde Healthcare IV U.A. ("Gilde Healthcare"). Only those items that are hereby reported are amended; all other items reported in the Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between October 14, 2025 and October 17, 2025, Gilde Healthcare sold an aggregate of 2,298,711 Common Shares of the Issuer in open market transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 13, 2025, there were 26,305,295 Common Shares outstanding as of August 8, 2025.

Gilde Healthcare is the record holder of an aggregate of 2,947,781 Common Shares, which represents beneficial ownership of approximately 11.2% of the outstanding Common Shares as of August 8, 2025.

GHCIVM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

As a result, each of the Reporting Persons may beneficially own 2,947,781 Common Shares, or approximately 11.2% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person has shared power to vote and dispose of 2,947,781 Common Shares.
Transactions in the class effected during the past sixty days:
On October 14, 2025, Gilde Healthcare sold 227,341 Common Shares at a weighted average price per share of $1.5092 for aggregate proceeds of approximately $343,103.04.
On October 15, 2025, Gilde Healthcare sold 200,000 Common Shares at a weighted average price per share of $1.5070 for aggregate proceeds of approximately $301,400.89.
On October 16, 2025, Gilde Healthcare sold 690,239 Common Shares at a weighted average price per share of $1.4936 for aggregate proceeds of approximately $1,030,940.97.
On October 17, 2025, Gilde Healthcare sold 1,181,131 Common Shares at a weighted average price per share of $1.4743 for aggregate proceeds of approximately $1,741,341.43.

## Signatures
- Cooperatieve Gilde Healthcare IV U.A.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director of Gilde Healthcare IV Management B.V., as Manager of Cooperatieve Gilde Healthcare IV U.A. (10/17/2025)
- Gilde Healthcare IV Management B.V.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director (10/17/2025)
- Gilde Healthcare Holding B.V.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director (10/17/2025)
- Manapouri B.V.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director (10/17/2025)
- Martemanshurk B.V.: /s/ Pieter van der Meer, Pieter van der Meer/Managing Director (10/17/2025)